Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE Seattle, WA 98105 USA Direct: (206) 522-2256 E-mail: tpuzzo@puzzolaw.com

July 16, 2021

VIA EDGAR

Benjamin Richie

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Momentum Corp.
Registration Statement on Form S-1 Filed June 23, 2021 File No. 333-257302

Dear Mr. Richie:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 7, 2021.  Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on January 27, 2017.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 3 to the Form S-1.

New Momentum Corporation Registration Statement on Form S-1

10% Convertible Note, page 5

1. We note that the company’s securities trade on the OTC Pink marketplace maintained by OTC Markets Group. Because the company's shares are not traded on a nationally recognized exchange or market for purposes of Item 501(b)(3) of Regulation S-K, the note holders may not sell the shares they acquire upon conversion at market prices.  Please revise the registration statement to reflect that the shares will be offered and sold at a fixed price for the duration of the offering.

Company response:  Effective July 15, 2021, the Company’s shares of common stock became quoted on the OTCQB tier of the OTC Markets.

1

Investment Agreement with Strattner Alternative Credit Fund LP, page 6

2. Please remove from the registration statement the proposed resale of shares by Strattner Alternative Credit Fund LP pursuant to the Investment Agreement. This transaction appears to be an equity line financing relying on the staff's equity line accommodation set forth in Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. The proposed transaction does not satisfy all of the conditions of the aforementioned accommodation. Specifically, we note that the transaction does not satisfy the condition that there is an existing market for the securities, as evidenced by trading on a national securities exchange or alternative trading system. In this regard, we note the registrant's securities trade on the OTC Pink marketplace maintained by OTC Markets Group, which is not a nationally recognized securities exchange or alternative trading system.

Company response:  Effective July 15, 2021, the Company’s common stock became quoted on the OTCQB tier of the OTC Markets.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

2